Exhibit 6.1

                              EMPLOYMENT AGREEMENT
                        EFFECTIVE AS OF November 16,2002

         AGREEMENT by and between Victory State Bank ("Bank") and Merton Corn ("Executive") effective on November 16, 2002. Executive shall receive an "Early Sign On Bonus" bonus of $34,000.00 effective and payable immediately upon Executive's execution of this Employment Agreement.

         Whereas Bank desires to continue to employ Executive to devote his full time and attention to the business of the Bank, and Executive desires to continue to be so employed.

         Whereas, the terms, conditions and undertakings contained in this Agreement were submitted to, and duly approved and authorized by, the Bank's Board of Directors at its regular meeting on May 14, 2002, subject to approval of same by all applicable regulators, if applicable.

         Now, therefore, the parties agree as follows:

         1. Employment. Bank agrees to employ Executive, and Executive agrees to be so employed, in the capacity of President, Chief Executive Officer of the Bank and such other related officer position(s) as may be required, collectively ("Executive Employment") provided Executive satisfies and continues to satisfy all applicable regulatory and legal requirements. Employment shall be for a term of five years effective as set forth above and terminating five years thereafter. Nothing set forth herein shall diminish or affect Bank's or Executive's Termination rights as set forth in P. 4 below.

         2. Time and efforts. Executive shall diligently and conscientiously devote his full and exclusive time and attention and best efforts in discharging the duties required by his Executive Employment.

         3. Compensation. Bank shall pay to Executive as compensation for his services the sum of $195,000.00 per annum ("Base Salary"). Executive shall be entitled to annual salary increases of 5% over the preceding year's base salary commencing on the second year anniversary of the effective date of this contract or November 16, 2004. Executive's Base Salary shall be paid bi-weekly. In addition thereto, Executive may be entitled to an annual bonus payable approximately 60 days after the end of each calendar year based upon and after considering the following factors:

             (a)   The performance of the Bank as compared to its peers; and
             (b) The performance of the Bank as compared to previous years performance; and
             (c) Bonus payments made to other chief executive officers at peer banks with similar performance; and
             (d)   Bonus payments made to other officers of the Bank; and
             (e)   Other factors deemed appropriate by the Board of Directors.

         4. Termination. Executive may not terminate this Agreement prior to the third anniversary of its effective date. Bank may terminate this Agreement prior to the third anniversary of its effective date only for Cause as set forth below. Notwithstanding the foregoing, however, in the event that either Bank or Executive shall terminate this Executive's employment pursuant to this Agreement prior to the third anniversary of its effective date (other than for Cause as set forth below), the Executive shall be entitled to payment by Bank of six (6) months' salary as "Accrued Severance." The Bank's duty to pay said Accrued Severance, however, shall not constitute a waiver of the Bank's or of Executive's right to pursue any and all legal and equitable remedies for breach of this Agreement as a result of such early termination.

         Commencing after the third anniversary of the effective date of this Agreement i.e. after November 16, 2005, either Bank or Executive may at any time, terminate Executive's Executive Employment on ninety (90) days' prior written notice to the other party, as the case may be. Notwithstanding the foregoing, the Executive's employment pursuant to this Agreement may be terminated at any time by the Bank for Cause. In the event Executive's Executive Employment is terminated by Bank for Cause, Bank shall not be required to give any notice and the Bank thereafter shall have no further obligations under this


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Agreement, including, without limitation, any obligation to pay salary or bonus or severance, or to provide benefits hereunder. For purposes of this Agreement "for Cause" shall mean: (a) a material breach of this Agreement; (b) willful violation of Federal, State or agency law or regulation causing damage to the Bank or having a detrimental effect on the Bank's business; (c) willful and continued personal misconduct, action or inaction causing damage to the Bank or having a detrimental effect on the Bank's business; (d) actions contrary to the policies and/or business practices of the Bank; or (e) Disability as defined in
P. 10 herein except that only in the case of Disability, Executive shall be entitled to salary as set forth in P. 10.

         5.  Severance.

             (i) Termination by the Bank. In the event Executive's Executive Employment is terminated by Bank during the term of this Agreement after three years, without Cause and for reasons other than a "Change in Control", as hereafter defined, Bank's liability shall be as follows:

                   o if terminated by Bank after Executive has been employed pursuant to this Agreement for more than three (3) years from its effective date (but less than four (4) years), then the Bank's liability shall limited to payment of an amount equal to eight (8) months' salary;

                   o if termination occurs as aforesaid, after Executive has been employed pursuant to this Agreement for more than four(4) years, but less than four (4) years six (6) months, then the Bank's liability shall be limited to payment to Executive of an amount equal to a total of ten (10) months' salary and

                   o if termination occurs as aforesaid any time after the fourth (4th) year sixth (6th) month pursuant to this Agreement, the Bank's liability shall be limited to payment to Executive of an amount equal to twelve (12) months' salary.

                   All severance payable hereunder shall be paid in equal monthly installments. If terminated by Bank as aforesaid, Bank shall also continue to provide Executive with medical insurance coverage at Bank's cost and expense during the period in which Bank is paying severance to Executive, ("Severance Period").

                   It is understood and agreed that the severance sum and the medical insurance shall be as and for liquidated damages in the event of such termination and shall cease upon death of Executive. Medical insurance coverage shall cease prior to expiration of the severance period upon Executive's obtaining employment with comparable medical insurance coverage.

                   In the event that this Agreement is terminated by Bank for Cause, Executive shall not be entitled to any severance payment, or medical insurance (except to the extent required by law, if any).

                   (ii) Termination by Executive. In the event that Executive terminates this Agreement after three (3) years from its effective date and severance is payable pursuant to this paragraph, Bank shall pay Executive his Base Salary up to the date of termination as well as any bonus compensation earned provided that Executive completes the calendar year relating to that bonus compensation. Executive shall not be entitled to any other severance payment, except that:

                   o if Executive has faithfully complied with the terms of this Agreement for a period in excess of three years, then Executive shall be paid eight (8) months' salary as severance;

                   o if Executive has faithfully complied with the terms of this Agreement for a period of four (4) years but less than four (4) years six (6) months, then Executive shall be paid ten (10) months' salary as severance; and


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                   o     if Executive has faithfully complied with the terms of
                         this Agreement for a period in excess of four (4) years six (6) months, then Executive shall be paid twelve months' severance; (with no bonus, except as set forth in P. 5(ii)).

                   (iii) Termination by Change in Control. Should Executive's Executive Employment be terminated by reason of any of the following events defined as a "Change in Control", Bank shall be liable to Executive for payment of a total of thirty-six (36) months' salary from the date of termination to be paid, at Executive's option either in equal monthly installments or in a lump sum and the Bank shall continue to provide Executive with medical insurance coverage for thirty-six (36) months at the Bank's cost and expense. Executive shall not be entitled to any bonus, except as set forth in P. 5(ii). "Change in Control" shall be defined as follows:

                         (a) merger of Bank with another financial institution
with the result that Bank shall not be the surviving institution and Executive's Executive Employment is terminated within one year from said merger for any reason;

                         (b) sale of Bank to any other entity and Executive's
Executive Employment is terminated within one year from sale for any reason;

                   (iv) Nothing stated herein shall effect Executive's rights to receive such group medical and dental coverage, if any, as shall be required to be made available in accordance with any and all applicable laws, including but not limited to Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") for the same period and under the same terms and conditions as are available to other former employees of the Bank. Furthermore, nothing stated herein shall effect any and all rights Executive may have with regard to outstanding options or stock appreciation of Bank, if any, pursuant to any stock option plan or grant and/or any benefits Executive may be entitled to receive under any Bank profit sharing plan or pension plan, or stock appreciation rights plan to the extent that same may exist and subject to the terms of said plan.

                   (v) Upon receipt of any severance sum as aforesaid, and in consideration of the receipt of same, Executive will be deemed to have released and discharged the Bank, its directors, officers, employees, agents, and attorneys and their heirs, executors, administrators, successors and assigns from all actions, cause of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which against the Bank, Executive's heirs, executors, administrators, successors and assigns ever had, now have or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world.

         6. Executive Benefits. This Agreement shall not be in lieu of any rights, benefits and privileges to which Executive may be entitled as an employee of the Bank under any retirement, pension, profit-sharing, stock option, stock grant, insurance, hospital or other plans, if any, which may become effective or which may hereafter be adopted. Executive shall have the same rights and privileges to participate in such plans and benefits as any other employee during his period of employment.

         7. Confidentiality. Executive agrees to maintain in strict confidence and not to disclose to anyone any trade secrets, proprietary information and/or other non-public information regarding Bank and/or any of Bank's customers of which Executive becomes aware as a result of his employment with Bank. These obligations shall survive termination of this Agreement.

         8.  Restriction.

             (i) Executive agrees that he will not engage in the banking business on Staten Island, including but not limited to becoming an employee, officer, director, trustee, consultant or advisor of or to any financial institution (collectively Business Activities") on Staten Island for a period of three years after the termination of Executive Employment regardless of whether that termination occurs as a result of mutual agreement, or otherwise. Nothing herein shall prohibit Executive from engaging in Business Activities with a


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financial institution which does not have its principal place of business on
Staten Island so long as the Business Activity is not conducted at any Staten Island office of said financial institution. The Bank may, at its sole option, extend the period of restrictive covenant and the non-solicitation of Bank customers for a term totalling up to five (5) years provided Bank pays to Executive one-half of Executive's Base Salary for each additional year of restriction/non-solicitation desired. This option shall be referred to herein as the Extended Restrictive Covenant/Non-Solicitation Option.

             (ii) Executive also agrees that he shall not directly or indirectly solicit any of Bank's customers existing during the term of this Agreement, whether on behalf of himself or any other person, firm, company or corporations, with respect to any banking related business for a period of three years after termination of Executive Employment, regardless of whether that termination occurs as a result of mutual agreement, or otherwise. The Bank's exercise of the Extended Restrictive Covenant/Non-Solicitation Option shall also simultaneously extend the non-solicitation period for no further consideration.

         9. Expenses Reimbursement. The Bank shall reimburse Executive for all reasonable and necessary expenses incurred in carrying out his duties under this Agreement. Executive shall present to the Bank from time to time an itemized account of such expenses in any form required by the Bank.

         10. Disability. If during the term of this Agreement Executive shall become physically or mentally incapable of performing the services required of him, and such incapacity is, or may reasonably be expected to exist, for four months in the aggregate during any period of six consecutive months (as determined by the Board of Directors of the Bank in its sole and absolute discretion, which shall be final and conclusive), the Bank may upon ten (10) days' notice to Executive terminate this Agreement. Upon such termination, all obligations of the Bank to Executive shall thereupon terminate and said termination shall be deemed "for Cause", provided however that in the event the disability resulting in the termination of this Agreement shall occur within the first three (3) years of the effective date of the Agreement, the Executive shall be entitled to six (6) months' salary in connection with the disability termination of this Agreement by Bank; or

                   o if terminated by Bank after as aforesaid, after executive has been employed pursuant to this Agreement for more than three (3) years from its effective date, but less than four (4) years, then the Bank's liability shall limited to payment of an amount equal to eight
                         (8) months' salary;

                   o if termination occurs as aforesaid, after Executive has been employed pursuant to this Agreement for more than four(4) years, but less than four (4) years six (6) months, then the Bank's liability shall be limited to payment to Executive of an amount equal to a total of ten (10) months' salary and

                   o if termination occurs as aforesaid, after Executive has been employed pursuant to this Agreement, any time after the fourth (4th) year sixth (6th) month, the Bank's liability shall be limited to payment to Executive of an amount equal to twelve (12) months' salary.

And, in any such case, all obligations of the Bank to Executive shall thereupon terminate as if said termination had been a termination "for Cause".

         11. Severability. If any provision, paragraph, or subparagraph of this Agreement is adjudged by any court to be void or unenforceable in whole or in part, this adjudication shall not affect the validity of the remainder of the Agreement, including any other provision, paragraph, or subparagraph. Each provision, paragraph, and subparagraph of the Agreement is separable from every other provision, paragraph, and subparagraph, and constitutes a separate and distinct covenant.


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         12. Notices. All notices required or permitted to be given under this
Agreement shall be given by certified mail, return receipt requested, to the parties at the following addresses or to such other addresses as either may designate in writing to the other party;

                  If to Bank:

                  Victory State Bank
                  Attention:  Chairman
                  3155 Amboy Road
                  Staten Island, NY  10306

                  with copy to:

                  Nerlino & Gambale, LLP
                  Attention:  Joan Nerlino Caddell
                  358 St. Marks Place
                  Staten Island, NY  10301

                  If to Executive:

                  Merton Corn
                  12 Hidden Meadow
                  Warwick, New York  10990

         13. Governing law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York.

         14. Entire contract. This Agreement supersedes all agreements previously made between the parties relating to its subject matter including, but not limited to, that certain Employment Agreement effective November 1997. This Agreement constitutes the entire understanding and agreement between the Bank and Executive with regard to all matters herein. There are no other agreements, conditions or representations, oral or written express or implied, with regard thereto. This Agreement may be amended only in writing, signed by both parties.

         15. Non-waiver. A delay or failure by either party to exercise a right under this Agreement, or a partial or single exercise of that right, shall not constitute a waiver of that or any other right.

         16. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

         17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

         18. Successors and Assigns. This Agreement shall inure to the benefit of, and be binding upon, the Bank, its successors and assigns, including, without limitation, any corporations which may acquire all or substantially all of the Bank's assets and business or into which the Bank may be consolidated or merged. The Executive may assign his right to payment, but not his obligations, under this Agreement.


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         In witness whereof the Bank has, by its appropriate officer, signed and sealed and Executive has signed and sealed this Agreement.


Attest:                               VICTORY STATE BANK


                                      By /s/ Joseph J. LiBassi
----------------------------          ---------------------------
                                      Joseph J. LiBassi, Chairman


Witness:

                                      /s/ Merton Corn
----------------------------          ---------------------------
                                             Merton Corn